UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

ENCORE CAPITAL GROUP, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

292554102

(CUSIP Number)

JCF FPK I L.P.

JCF Associates II-A L.P.

JCF Associates II-A LLC

JCF Associates II L.P.

JCF Associates II Ltd.

J. Christopher Flowers

717 Fifth Avenue, 26th Floor

New York, NY 10022

Attention: Sally Rocker

Telephone: (212) 404-6800

Copy to:

Michael Wolfson

Simpson Thacher & Bartlett LLP

One Ropemaker Street

London EC2Y 9HU

+44 207 275 6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 4, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 292554102

1.	Name of Reporting Person JCF FPK I L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None (See Item 5)

	8.	Shared Voting Power 4,201,626 shares (See Item 5)

	9.	Sole Dispositive Power None (See Item 5)

	10.	Shared Dispositive Power 4,201,626 shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,201,626 shares (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒ (See Items 2 and 5)

13.	Percent of Class Represented by Amount in Row (11) 17.5%+

14.	Type of Reporting Person PN

+ Based on 24,034,141 shares of Common Stock outstanding as of February 17, 2011, as reported in the prospectus supplement filed by Encore Capital Group, Inc. with the Securities and Exchange Commission on March 1, 2011.

CUSIP No. 292554102

1.	Name of Reporting Person JCF Associates II-A L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None (See Item 5)

	8.	Shared Voting Power 4,201,626 shares (See Item 5)

	9.	Sole Dispositive Power None (See Item 5)

	10.	Shared Dispositive Power 4,201,626 shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,201,626 shares (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒ (See Items 2 and 5)

13.	Percent of Class Represented by Amount in Row (11) 17.5%+

14.	Type of Reporting Person PN

+ Based on 24,034,141 shares of Common Stock outstanding as of February 17, 2011, as reported in the prospectus supplement filed by Encore Capital Group, Inc. with the Securities and Exchange Commission on March 1, 2011.

CUSIP No. 292554102

1.	Name of Reporting Person JCF Associates II-A LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None (See Item 5)

	8.	Shared Voting Power 4,201,626 shares (See Item 5)

	9.	Sole Dispositive Power None (See Item 5)

	10.	Shared Dispositive Power 4,201,626 shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,201,626 shares (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒ (See Items 2 and 5)

13.	Percent of Class Represented by Amount in Row (11) 17.5%+

14.	Type of Reporting Person OO

+ Based on 24,034,141 shares of Common Stock outstanding as of February 17, 2011, as reported in the prospectus supplement filed by Encore Capital Group, Inc. with the Securities and Exchange Commission on March 1, 2011.

CUSIP No. 292554102

1.	Name of Reporting Person JCF Associates II L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None (See Item 5)

	8.	Shared Voting Power 4,201,626 shares (See Item 5)

	9.	Sole Dispositive Power None (See Item 5)

	10.	Shared Dispositive Power 4,201,626 shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,201,626 shares (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒ (See Items 2 and 5)

13.	Percent of Class Represented by Amount in Row (11) 17.5%+

14.	Type of Reporting Person PN

+ Based on 24,034,141 shares of Common Stock outstanding as of February 17, 2011, as reported in the prospectus supplement filed by Encore Capital Group, Inc. with the Securities and Exchange Commission on March 1, 2011.

CUSIP No. 292554102

1.	Name of Reporting Person JCF Associates II Ltd.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None (See Item 5)

	8.	Shared Voting Power 4,201,626 shares (See Item 5)

	9.	Sole Dispositive Power None (See Item 5)

	10.	Shared Dispositive Power 4,201,626 shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,201,626 shares (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒ (See Items 2 and 5)

13.	Percent of Class Represented by Amount in Row (11) 17.5%+

14.	Type of Reporting Person OO

+ Based on 24,034,141 shares of Common Stock outstanding as of February 17, 2011, as reported in the prospectus supplement filed by Encore Capital Group, Inc. with the Securities and Exchange Commission on March 1, 2011.

CUSIP No. 292554102

1.	Name of Reporting Person J. Christopher Flowers

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None (See Item 5)

	8.	Shared Voting Power 4,201,626 shares (See Item 5)

	9.	Sole Dispositive Power None (See Item 5)

	10.	Shared Dispositive Power 4,201,626 shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,201,626 shares (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒ (See Items 2 and 5)

13.	Percent of Class Represented by Amount in Row (11) 17.5%+

14.	Type of Reporting Person IN

+ Based on 24,034,141 shares of Common Stock outstanding as of February 17, 2011, as reported in the prospectus supplement filed by Encore Capital Group, Inc. with the Securities and Exchange Commission on March 1, 2011.

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the statement on Schedule 13D, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 thereto (together, the “Schedule 13D”) filed by JCF FPK I L.P., JCF Associates II-A L.P., JCF Associates II-A LLC and J. Christopher Flowers with respect to the common stock, par value $0.01 per share (“Common Stock”), of Encore Capital Group, Inc., a Delaware corporation (“Encore”).  This Amendment No. 4 is being filed to report a disposition of beneficial ownership of shares of Common Stock of Encore by the Reporting Persons (as defined herein) in an amount greater than 1% of the outstanding shares of Common Stock of Encore and to add JCF Associates II L.P. and JCF Associates II Ltd. as Reporting Persons.  Capitalized terms used and not defined in this Amendment No. 4 have the meanings set forth in the Schedule 13D.  Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D.

Item 2.                       Identity and Background

Item 2 of this Schedule 13D is hereby amended and restated as follows:

This Schedule 13D is being jointly filed by JCF FPK I L.P., a Delaware limited partnership (“JCF FPK”), JCF Associates II-A LP, a Delaware limited partnership (“JCF Associates”), JCF Associates II-A LLC, a Delaware limited liability company (“JCF LLC”), JCF Associates II L.P., a Cayman Islands exempted limited partnership, JCF Associates II Ltd., a Cayman Islands exempted company (together with JCF FPK, JCF Associates, JCF LLC and JCF Associates II L.P., the “JCF FPK Entities”), and J. Christopher Flowers, a natural person and citizen of the United States of America (Mr. Flowers, together with the JCF FPK Entities, the “Reporting Persons”).  The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 99.5 hereto and is incorporated by reference in its entirety herein.

The principal business of JCF FPK is investments.

JCF Associates is the sole general partner of JCF FPK and has control over its affairs and investment decisions, including the power to vote or dispose of the shares of Common Stock held by JCF FPK.

JCF LLC is the sole general partner of JCF Associates and has sole control over its affairs and investment decisions, including, indirectly, the power to vote or dispose of the shares of Common Stock held by JCF FPK.

JCF Associates II L.P. is the sole member of JCF LLC and has sole control over its affairs and investment decisions, including, indirectly, the power to vote or dispose of the shares of Common Stock held by JCF FPK.

JCF Associates II Ltd. is the general partner of JCF Associates II L.P. and has sole control over its affairs and investment decisions, including, indirectly, the power to vote or dispose of the shares of Common Stock held by JCF FPK.

J. Christopher Flowers is the sole director of JCF Associates II Ltd. and thus may be deemed to control JCF Associates II Ltd. and each entity directly or indirectly controlled by JCF Associates II Ltd. (including JCF FPK).

Mr. Flowers is a citizen of the United States of America.  He currently serves as Managing Director of J.C. Flowers & Co. LLC, an investment advisory firm specializing in the financial services industry.

The principal office of each of the Reporting Persons is located at 717 Fifth Avenue, 26th Floor, New York, New York 10022.

None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons has, during the last five years, been a party to any civil proceeding as a result of which it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

As a result of the Reporting Persons’ purchase of the Purchased Shares (as defined in Item 3) and the April 20 Letter (as defined in Item 4), the Reporting Persons and the Red Mountain Reporting Persons (as defined in Item 4) may be deemed to be a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and deemed to be the beneficial owner of all of the shares of Common Stock owned by each of them.  The Reporting Persons and the Red Mountain Reporting Persons are acting together with respect to Encore to the extent, but only to the extent, set forth in the April 20 Letter.  Other than as set forth in the April 20 Letter, neither the Reporting Persons nor the Red Mountain Reporting Persons have any agreement or understanding with each other as to Encore, or any obligation to act in concert or otherwise on the same basis. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that it is the beneficial owner of any shares of Common Stock held by the Red Mountain Reporting Persons for purposes of Section 13(d) of the Exchange Act, and the Reporting Persons expressly disclaim such beneficial ownership.  This Schedule 13D constitutes a separate filing by the Reporting Persons in accordance with Rule 13d-1(k)(2) under the Exchange Act, and the Reporting Persons disclaim any responsibility for the accuracy of the information relating to the Red Mountain Reporting Persons or the beneficial ownership of shares of Common Stock by them. Neither Red Mountain Capital Partners LLC nor any of its affiliates is a reporting person for purposes of this Schedule 13D, and the Red Mountain Reporting Persons are filing a separate statement on Schedule 13D with respect to Red Mountain Capital Partners LLC and its affiliates.

Item 4.                       Purpose of Transaction

Item 4 of this Schedule 13D is hereby amended and supplemented as follows:

On March 4, 2011, JCF FPK sold 1,535,406 shares of Common Stock to JMP Securities LLC (the “JMP Securities”) at a price of $25.35 per share, pursuant to that certain Underwriting Agreement, dated as of March 1, 2011 (the “Underwriting Agreement”), by and among Encore, JMP Securities, Red Mountain Capital Partners II, L.P., Red Mountain Capital Partners III, L.P. and JCF FPK in connection with a underwritten public offering by JMP Securities of 2,454,734 shares of Common Stock (the “Public Offering”).

Under the Underwriting Agreement, JCF FPK has agreed that, except for sales to JMP Securities pursuant to the Underwriting Agreement and subject to certain exceptions set forth in the Underwriting Agreement, it will not, during the period beginning on March 1, 2011 and ending 90 days after the date of the final prospectus relating to the Public Offering, without the prior written consent of JMP Securities: (a) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock beneficially owned (as such term is used in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) by it or any other securities so owned convertible into or exercisable or exchangeable for Common Stock; or (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in the foregoing (a) or (b) is to be settled by delivery of Common Stock or such other securities, in cash or otherwise; or (c) file any registration statement with the Commission relating to the offering of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock.

Under the Underwriting Agreement, JCF FPK has granted to JPM Securities the option to purchase from JCF FPK up to an additional 230,311 shares of Common Stock at a price of $25.35 per share, for purposes of covering over-allotments made in connection with the Public Offering.  This option is exercisable by JPM Securities no later than March 31, 2011.

In addition, in connection with the Public Offering, and as required under the Underwriting Agreement, certain officers and directors of Encore, including Timothy Hanford and John Oros (both of whom are directors of Encore), entered into lock-up letter agreements, dated February 22, 2011 (the “Lock-Up Agreements”), pursuant to which they have agreed that, subject to certain exceptions set forth in such Lock-Up Agreements, they will not, during the period beginning on February 22, 2011 and ending 90 days after the date of the final prospectus relating to the Public Offering, without the prior written consent of JMP Securities: (x) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock beneficially owned (as such term is used in Rule 13d-3 of the Exchange Act) by him or any other securities so owned convertible into or exercisable or exchangeable for Common Stock or (y) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in the foregoing clause (x) or (y) is to be settled by delivery of Common Stock or such other securities, in cash or otherwise.  Mr. Hanford is a managing director of J.C. Flowers & Co. UK Ltd., and Mr. Oros is a managing director of J.C. Flowers & Co. LLC.  Mr. Hanford holds 23,319 fully vested deferred issuance restricted stock units (“RSUs”), which were issued to him as director compensation for his service on the Encore board of directors, and Mr. Oros holds 21,826 RSUs, which were issued to him as director compensation for his service on the Encore board of directors.

The foregoing summaries of the Underwriting Agreement and the Lock-Up Agreements entered into by Messrs. Hanford and Oros are qualified, respectively, by reference to the actual text of the Underwriting Agreement and such Lock-Up Agreements.  A copy of the Underwriting Agreement is filed as Exhibit 99.6 hereto and is hereby incorporated by reference in its entirety in response to this Item 4.  A copy of the Lock-Up Agreement entered into by Mr. Hanford is filed as Exhibit 99.7 hereto and is hereby incorporated by reference in its entirety in response to this Item 4.  A copy of the Lock-Up Agreement entered into by Mr. Oros is filed as Exhibit 99.8 hereto and is hereby incorporated by reference in its entirety in response to this Item 4.

Item 5.                    Interest in Securities of the Issuer

Items 5(a), 5(b) and 5(c) of this Schedule 13D is hereby amended and restated as follows:

(a)-(b)                                                               Each of the Reporting Persons may be deemed to have the shared power to vote or to direct to vote, in the aggregate, 24,034,141 shares of Common Stock, which represent approximately 17.5% of the outstanding Common Stock (based on 5,737,032 shares of Common Stock outstanding as of February 17, 2011, as reported in the prospectus supplement filed by Encore Capital Group, Inc. with the Securities and Exchange Commission on March 1, 2011).  Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock reported herein.

The disclosure in the last paragraph of Item 2 of this Schedule 13D is incorporated by reference in its entirety herein.  Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock reported herein.

(c)                                                                                  Other than the transaction described in Item 4 of this Amendment No. 4, there have been no transactions in shares of Common Stock during the past 60 days by any of the Reporting Persons.

Item 6.                       Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6.

Other than as described elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Reporting Persons and between such persons and any person with respect to any securities of Encore.

Item 7.                       Material to Be Filed as Exhibits

Item 7 of this Schedule 13D is hereby amended and supplemented as follows:

Exhibit	Description

99.5.	Joint Filing Agreement, dated March 8, 2011, by and among JCF FPK I L.P., JCF Associates II-A L.P., JCF Associates II-A LLC, JCF Associates II L.P., JCF Associates II Ltd. and J. Christopher Flowers.

99.6.

Underwriting Agreement, dated March 8, 2011, by and among JMP Securities LLC, Encore Capital Group, Inc., Red Mountain Capital Partners II, L.P., Red Mountain Capital Partners III, L.P. and JCF FPK I L.P. (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K filed by Encore Capital Group, Inc. with the Securities and Exchange Commission on March 1, 2011).

99.7.	Lock-Up Agreement, dated February 22, 2011, by Timothy Hanford in favor of JMP Securities LLC.

99.8.	Lock-Up Agreement, dated February 22, 2011 by John Oros in favor of JMP Securities LLC.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 8, 2011

JCF FPK I L.P.

By:	JCF Associates II-A L.P., its general partner

By:	JCF Associates II-A LLC, its general partner

By:	/s/ J. Christopher Flowers
	Name:	J. Christopher Flowers
	Title:	Managing Member

JCF ASSOCIATES II-A L.P.

By:	JCF Associates II-A LLC, its general partner

By:	/s/ J. Christopher Flowers
	Name:	J. Christopher Flowers
	Title:	Managing Member

JCF ASSOCIATES II-A LLC

By:	/s/ J. Christopher Flowers
	Name:	J. Christopher Flowers
	Title:	Managing Member

JCF ASSOCIATES II L.P.

By:	JCF Associates II Ltd., its general partner

By:	/s/ J. Christopher Flowers
	Name:	J. Christopher Flowers
	Title:	Director

JCF ASSOCIATES II LTD.

By:	/s/ J. Christopher Flowers
	Name:	J. Christopher Flowers
	Title:	Director

J. CHRISTOPHER FLOWERS

/s/ J. Christopher Flowers